-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      Washington, D.C. 20549                                     OMB Approval
-------------------------                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                ------------------------------
[ ] Check this box if no                                                                               OMB Number: 3235-0287
    longer subject to        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:   PENDING
    Section 16. Form 4         Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
    or Form 5 obligations              Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Issuer Name and Ticker      4. Statement for  6. Relationship of Reporting Person(s)
                                               or Trading Symbol              Month/Year        to Issuer
                                                                                                (Check all applicable)
    Johnston       John           A.         American Home Mortgage           03/2002           [X] Director        [ ] 10% Owner
    ------------------------------------     Holdings, Inc.;                                    [ ] Officer (give   [ ] Other
    (Last)        (First)      (Middle)      AHMH                                                    title below)    (specify below)


    c/o American Home Mortgage
    Holdings, Inc.                                                                              ------------------------------------
    520 Broadhollow Road
    ------------------------------------   -----------------------------------------------------------------------------------------
                  (Street)                  3. I.R.S. Identification       5. If Amendment,  7. Individual or Joint/Group Filing
                                               Number of Reporting            Date of               (Check Applicable Line)
                                               Person, if an entity           Original       [X] Form Filed by One Reporting Person
    Melville      New York       11747         (Voluntary)                    (Month/Year)   [ ] Form Filed by More than One
    ------------------------------------                                                         Reporting Person
    (City)        (State)        (Zip)

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                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                       and 4)
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                                         Code     V     Amount  (A) or (D)  Price
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Common Stock, par          03/07/2002      S            15,610     (D)      $13.30       399,192              D
value $0.01 per share
("Common Stock") (1)
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Common Stock               03/11/2002      S             7,697     (D)      $13.08       399,192              D
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Common Stock               03/12/2002      S             7,913     (D)      $13.06       399,192              D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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                                                                                                                    SEC 1472 (01-02)

FORM 4 (continued)

         TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deriv-    Exercise    Date       Code      Securities     cisable       Amount        Deriv-   Deriv-      Form        Beneficial
   ative     Price of               (Instr.   Acquired (A)   and Expi-     of            ative    ative       of Deriv-    Ownership
   Secu-     Deriv-      (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       ative      (Instr. 4)
   rity      ative       Day/                 of (D)         Date          lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month        4)
                                                                                                  (Instr.
                                                                                                  4)
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                                    Code V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         No. of
                                                                                Shares
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Explanation of Responses:

(1)  On September 10, 2001, the Reporting Person entered into a plan (the
     "Plan") to sell up to 15,610 shares of Common Stock beneficially owned by him per fiscal quarter. The Plan, intended to qualify under Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended, vests a third party broker-dealer with discretionary authority to determine the price (within certain parameters established by the Reporting Person) and other specific terms of each sale transaction. The shares sold by the Reporting Person on each date listed in Table I were sold pursuant to the Plan.

** Intentional misstatements or omissions of
   facts constitute Federal Criminal Violations.
   See 18 U.S.C. and 15 U.S.C. 78ff(a).              By:        /s/ John A. Johnston                           April 10, 2002
                                                         --------------------------------------          ---------------------------
                                                         ** Signature of Reporting Person                            Date

Note:    File three copies of this Form, one of
         which must be manually signed. If space
         is insufficient, see Instruction 6 for
         procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB number.

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                                                                                                                    SEC 1472 (01-02)